COHEN & STEERS SECURITIES, LLC
(SEC I.D. No. 8-44123)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

COHEN & STEERS SECURITIES, LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Cohen & Steers Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cohen & Steers Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

COHEN & STEERS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	7,991,321
Distribution and service fees receivable		1,474,975
Deferred commissions - net of accumulated amortization of $1,949,026		1,932,061
Due from affiliate		167,713
Other assets		17,014
Total assets	$	11,583,084

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Distribution and service fees payable		2,608,319
Due to parent		999,435
Due to affiliate		753,013
Accrued expenses and other liabilities		57,099
Total liabilities		4,417,866
Commitments and contingencies (See Note 6)		-
Member's equity		7,165,218
Total liabilities and member's equity	$	11,583,084

See notes to financial statements.

COHEN & STEERS SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Securities, LLC (the Company) is a Delaware limited liability company and a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the Parent), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. (CNS), a Delaware corporation that is publicly traded and listed on the New York Stock Exchange. The Company is a registered broker-dealer. The regulation of broker-dealers is administered by the Financial Industry Regulatory Authority (FINRA), which conducts periodic examinations of the operations of the broker-dealer. FINRA is overseen by the U.S. Securities and Exchange Commission (SEC). The Company is a limited-purpose broker-dealer functioning primarily as the distributor of the Parent's sponsored U.S. registered funds (Funds) as well as engaging in sales and servicing activities for private funds sponsored by the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of ninety days or less.

Distribution and Service Fees Receivable—Distribution and service fees receivable consist of amounts due from the affiliated Funds.

Fair Value—The Accounting Standards Codification specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are broadly summarized below:

- Level 1—Unadjusted quoted prices for identical instruments in active markets.
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable.
- Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

Inputs used to measure fair value may be classified in different levels of the fair value hierarchy, in which case the Company defaults to the lowest level input that is significant to the fair value measurement in its entirety. These levels are not necessarily an indication of the risk or liquidity associated with the investments.

As of December 31, 2016, approximately $5,746,000 of money market funds were recorded within cash and cash equivalents on the Company's statement of financial condition. Money market funds are actively traded and are valued at their closing net asset value and are categorized as Level 1 in the fair value hierarchy.

Deferred Commissions—Deferred commissions consist of sales commissions paid in advance to broker-dealers in connection with the sale of Class C shares of the Parent-sponsored open-end load Funds and are capitalized and amortized over the period during which redemption by the purchasing shareholder would be subject to a contingent deferred sales charge, which period does not exceed one year from the date of purchase. Deferred commissions are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying value of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying value of the asset, an impairment would be recognized. For the year ended December 31, 2016, no impairment charges were recorded.

Distribution and Service Fees Payable—Distribution and service fees payable represent amounts payable to qualified intermediaries for distribution and service fees.

New Accounting Pronouncements Adopted—In August 2014, the Financial Accounting Standards Board issued new guidance regarding disclosure of going concern uncertainties in the financial statements. The guidance requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued at each annual and interim reporting period. This new guidance was effective for the Company's year ended December 31, 2016. The adoption of this new guidance did not have a material impact on the Company's statement of financial condition.

3. **CONCENTRATION OF CREDIT RISK**

The Company's cash and cash equivalents are principally held at two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. **NET CAPITAL REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires that it maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2016, the Company's net capital was approximately $3,459,000, which was approximately $3,214,000 in excess of its minimum requirement. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker-dealer is less than the amount required under the Rule and requires prior notice to the SEC for certain withdrawals of capital. The Parent made a capital contribution of $2,000,000 to the Company during the year ended December 31, 2016. The Company's aggregate indebtedness to net capital ratio was 1.06 to 1 as of December 31, 2016.

5. **RELATED PARTY TRANSACTIONS**

The Company is the distributor of the Funds. The Company reimburses certain expenses incurred by the Parent and CNS on its behalf. In addition, for administrative convenience, the Parent will disburse funds on behalf of itself and the Company pursuant to a service level agreement. The Parent and CNS allocated to the Company expenses related to compensation and benefits for certain functions, rent and other expenses as defined in the Company's Expense Allocation Agreement by and among the Company, the Parent and CNS. Due from affiliate of approximately $168,000 represents the current income tax receivable at December 31, 2016. Due to affiliate of approximately $753,000 includes approximately $745,000 due to CNS for deferred income tax payable and approximately $8,000 for allocated overhead expenses. Due to parent includes approximately $999,000 payable to the Parent for certain expenses paid by the Parent on the Company's behalf.

The Company, as a single member limited liability company, is a disregarded entity for income tax purposes. As a disregarded entity, the results of operations of the Company are included in the consolidated federal, state, and local income tax returns filed by CNS. The Company's allocated income tax from CNS was calculated as if the Company filed on a separate return basis, using the Company's estimated combined federal, state and local statutory tax rates. CNS charges or credits the Company for its contribution to the taxable income of the filing entity.

6. **COMMITMENTS AND CONTINGENCIES**

From time to time, the Company may be involved in legal matters relating to claims arising in the ordinary course of business. However, in the normal course of business, the Company enters into contracts that provide general indemnifications. The Company's maximum exposure under these arrangements is dependent on claims that may be made against it in the future and, therefore, cannot be estimated. There are currently no such matters pending that the Company believes could have a material adverse effect on its financial condition.

7. **SUBSEQUENT EVENTS**

The Company has evaluated the necessity of disclosures and/or adjustments resulting from subsequent events through February 28, 2017, the date the statement of financial condition was issued. The Company determined that there are no subsequent events that required disclosure and/or adjustment.